Good Times Restaurants Inc.

Compensation Committee Charter

I.

Purpose

The purpose of the Compensation Committee of the Board of Directors (the “Board”) of Good Times Restaurants, Inc., a Nevada corporation (the “Company”) shall be to review and approve all forms of compensation to be provided to the executive officers and directors of the Company.

II.

Statement of Philosophy

The Company’s philosophy in setting its compensation policies for executive officers is to attract and retain key executive talent that maximizes shareholder value over time.  The Compensation Committee believes that executive officers should have sufficient equity or equity-linked compensation as to align the interests of executive officers with those of the Company’s shareholders.

III.

Membership

The Compensation Committee shall consist of a minimum of two non-employee directors of the Company as such members are appointed from time to time by the Board and such members shall serve at the discretion of the Board.  The non-employee director members shall be “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall also be “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended; and shall be independent pursuant to Rule 10c-1(b)(1) under the Exchange Act and Nasdaq Rule 5605(d)(2).

IV.

Scope of Responsibilities

The responsibilities of the Compensation Committee include:

1.

Reviewing and approving the compensation and compensation policy for executive officers of the Company, and such other employees of the Company as directed by the Board.

2.

Reviewing and approving all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Company. The chief executive officer shall not be present during voting or deliberations on his or her compensation.

3.

Acting as Administrator (as defined therein) of the Company’s Omnibus Equity Stock Option Plan and such other plans as may be enacted by the Company (collectively, the “Plans”).  The Compensation Committee may (i) grant stock options and stock purchase rights and other awards to individuals eligible for such grants, including grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder, and (ii) amend such stock options and stock purchase rights and other awards.  The Compensation Committee shall also make recommendations to the Board with respect to amendments to the Plans and changes in the number of shares reserved for issuance under the each Plan;

4.

Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

5.

Preparing a report (to be included, when required under the applicable rules, in the Company’s proxy statement) which describes: (i) that the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and (ii) that based on the review and discussions, the Compensation Committee recommend to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement and incorporated into the Company’s upcoming Annual Report;

6.

Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

7.

Reviewing and reassessing the adequacy of this Charter periodically, as appropriate and no less than annually, and making recommendations to the Board for any proposed changes; and

8.

The Compensation Committee shall have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser.  The Compensation Committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser.  The Compensation Committee may select a compensation consultant, legal counsel (other than in-house counsel) or other adviser only after taking into consideration the following factors, as well as any other factors identified by Nasdaq (excluding in-house counsel): (1) the provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser; (2) the amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person of that employs the compensation consultant, legal counsel or other adviser; (3) the policies and procedures as to the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest; (4) any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Compensation Committee; (5) any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and (6) any business of personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the Company.  Nothing herein shall require an compensation consultant, legal counsel or other adviser to be independent, only that the Compensation Committee consider the six independence factors enumerated above before selecting, or receiving advice from, such a compensation adviser. However, the Compensation Committee is not required to consider the foregoing factors if the compensation consultant, legal counsel or other adviser’s services are limited to consulting on any broad-based plan that does not discriminate in scope, terms or operation in favor of executive officers or directors and that is generally available to all salaried employees or providing information that is either not customized for the Company or that is customized based on parameters that are not developed by the adviser, and about which the adviser does not provide advice.

V.

Meetings

The Compensation Committee shall meet at least one time each year.  The Compensation Committee may establish its own meeting schedule.  The Board shall designate a chairperson of the Compensation Committee.  Meetings may be held in person or by telephone.

VI.

Minutes

The Compensation Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VII.

Reports

The Compensation Committee will provide reports to the Board from time to time as appropriate, regarding recommendations of the Compensation Committee submitted to the Board for action, and copies of the written minutes of its meetings.

VII.

Funding of the Compensation Committee’s Functions

The Company shall provide appropriate funding (as determined by the Compensation Committee) for the Compensation Committee in its capacity as a committee of the Board in such amounts as determined by the Compensation Committee for the payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser retained by the Compensation Committee.

2